Exhibit 99.6(b)(1)

AMENDED AND RESTATED

FORETHOUGHT VARIABLE INSURANCE TRUST
ADVISORY FEE WAIVER AGREEMENT

THIS ADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is made as of May 7, 2026 and effective as of October 2, 2026, by and between FORETHOUGHT VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of each fund listed in Schedule A and Schedule B, (each a “Fund” and collectively the “Funds”) each a series of the Trust, and the Advisor of such Funds, Global Atlantic Investment Advisors, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor has been appointed the investment adviser to each Fund pursuant to an Investment Advisory Agreement between the Trust (on behalf of each series of the Trust) and the Advisor dated February 1, 2021, and amended to date, (the “Investment Advisory Agreement”); and

WHEREAS, the Advisor desires to waive a portion of its advisory fee for each Fund pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those waivers;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Waiver of Advisory Fees.

(a)        The Advisor hereby agrees to waive the amount listed in Schedule A with respect to each Fund listed in Schedule A. The Advisor intends to waive a portion of its advisory fee for each Fund listed in Schedule A for as long as such Fund relies primarily on investment in other registered investment companies in which such Fund may invest (“Underlying Funds”) to achieve its principal investment strategy. This waiver is not subject to recoupment by the Advisor.

2. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least [August 31,] 2027 or until such date as the Advisor and the Board of Trustees agree that changes in the structure of a Fund necessitate a change to a waiver listed in Schedule A for such Fund, unless sooner terminated as provided in Paragraph 3 of this Agreement. This Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

3. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of one or more Funds, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to any Fund listed in Schedule A, if the Investment Advisory Agreement for such Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for such Fund. Termination of this Agreement with respect to one Fund will not automatically terminate the agreement with respect to any other Fund.

4. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Indiana without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder, as now in effect or as hereafter amended and subject to such orders or no-action letters as may be granted by the Securities and Exchange Commission or its staff.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Forethought Variable Insurance Trust	Global Atlantic Investment Advisors, LLC
on behalf of each Fund

By:	/s/ Deborah Schunder	By:	/s/ Cameron Jeffreys
Name:	Deborah Schunder	Name:	Cameron Jeffreys
Title:	President	Title:	President

Schedule A

Fund	Amount of Waiver

Global Atlantic American Funds® Managed Risk Portfolio	0.40%

3